Exhibit 21.0

SUBSIDIARIES

Name	Jurisdiction of Formation

CyberOptics Ltd.	United Kingdom

CyberOptics Holdings Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

CyberOptics Semiconductor, Inc.	Minnesota

LDI Acquisition Corp.	Minnesota

CyberOptics (China) Co., Ltd.	People’s Republic of China